Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Successor		Predecessor
		Year Ended December 31,						Pro Forma
	Three Months Ended March 31, 2012	Period from May 26, 2011 to December 31, 2011	Period from January 1, 2011 to May 25, 2011	2010	2009	2008	2007	Year Ended December 31, 2011
Consolidated net loss	$(164)	$(28,760)	$(18,857)	$(13,888)	$(19,748)	$(35,341)	$(56,652)	$(11,999)
Plus:
Income taxes	3,882	2,199	12,133	779	13,233	6,829	893	14,647
Fixed charges	8,915	23,300	20,705	48,371	43,708	48,498	51,672	37,889	(3)
Less:
Interest capitalized	6,417	3,801	11,715	2,582	—	—	—	15,516
Noncontrolling interest in pre-tax earnings of subsidiaries that have not incurred fixed charges	107	3	25	444	393	486	909	28

Total earnings (loss)(1)	$6,109	$(7,065)	$2,241	$32,264	$36,800	$19,500	$(4,996)	$24,993

Fixed charges:(2)
Interest expense	$2,498	$19,499	$8,990	$45,789	$43,708	$48,498	$51,672	$22,373
Capitalized interest	6,417	3,801	11,715	2,582	—	—	—	15,516
Amortization of capitalized expenses related to indebtedness	—	—	—	—	—	—	—	—

Total fixed charges	$8,915	$23,300	$20,705	$48,371	$43,708	$48,498	$51,672	$37,889

Ratio of earnings to fixed charges	0.69	(0.30)	0.11	0.67	0.84	0.40	(0.10)	0.66

Earnings (loss)	$6,109	$(7,065)	$2,241	$32,236	$36,800	$19,500	$(4,996)	$24,993
Fixed charges	8,915	23,300	20,705	48,371	43,708	48,498	51,672	37,889

Earnings necessary to achieve a 1:1 ratio	$2,806	$30,365	$18,464	$16,135	$6,908	$28,998	$56,668	$12,896

(In thousands of U.S. dollars except ratio data)

(1)	We did not incur any amortization of capitalized interest nor did we own any equity method investees for which we received distributions or recognized pre-tax losses in any of the periods presented. Additionally, we did not have any preferred security dividend requirements during any of the periods presented.
(2)	We did not incur or accrue any amounts with respect to the guarantee of other parties’ obligations. With respect to the estimated interest component of rental expense, we have not entered into any financing leases. With respect to our operating leases, we lease a portion of the building where our corporate offices are located, as well as the specialized earth stations, or satellite control centers, where certain of our operations are located. Our annual rental expense for these two operating leases is approximately $1.0 million per year. We do not consider that the implied interest component of these two leases would materially affect the computation of ratio of earnings to fixed earnings.